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UNITI
SECURITIESANDEX
Washingt

09042859

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67301

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/08 (MM/DD/YY) AND ENDING 09/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Inlet Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

233 North Causeway, Suite B
(No. and Street)

New Smyrna Beach, (City) FL (State) 32169 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jessica Gilday (386) 426-2440
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name – *if individual, state last, first, middle name*)

13116 South Western Avenue, (Address) Blue Island, (City) Illinois (State) 60406 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jessica Gilday, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Inlet Securities, LLC, as of September 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

NOTARY PUBLIC - STATE OF FLORIDA
Carl B. Sutter
Commission # DD627322
Expires: FEB. 23, 2011
BONDED THRU ATLANTIC BONDING CO., INC.

Jessica Gilday 11-4-09
Signature

Managing Member
Title

Carl B. Sutter 11-4-2009
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INLET SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

SEPTEMBER 30, 2009

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Members
Inlet Securities, LLC

We have audited the accompanying statement of financial condition of Inlet Securities, LLC as of September 30, 2009 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to attain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Inlet Securities, LLC as of September 30, 2009, in conformity with accounting principles generally accepted in the United States of America.

Dunleavy & Company, P.C.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
November 2, 2009

INLET SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2009

ASSETS

Cash	$ 25,679
Receivables from broker/dealers	31,873
Office furniture and equipment (net of $5,272 accumulated depreciation)	6,036
Other assets	2,152
TOTAL ASSETS	$ 65,740

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES	
Accounts payable, accrued expenses and other liabilities	$ 6,120
Commissions payable	531
Total Liabilities	$ 6,651
MEMBERS' CAPITAL	$ 59,089
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 65,740

The accompanying notes are an integral part of this financial statement.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company was organized in the state of Florida on August 22, 2005. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is the sale of securities. Operations began in September, 2006.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis.

Fair value measurement - FASB Statement No. 157 (SFAS No. 157) defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by SFAS No. 157, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. *(The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)*

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

A money market fund (included in receivable from broker/dealers on statement of financial condition) has been valued using Level 1 inputs. No valuation techniques have been applied to any other assets or liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historic values.

Concentration of Risk - The Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. Due to the strong credit rating of this financial institution, the Company believes it is not exposed to any significant credit risk to cash.

Office Furniture and Equipment - Depreciation is provided using the straight-line method over a five year period.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - INCOME TAXES

As a limited liability company, the Company has elected to file as an S corporation for federal income tax purposes. Income taxes are therefore the responsibility of the individual members of the Company.

NOTE 3 - CLEARING AGREEMENT AND OFF-BALANCE-SHEET RISK

The Company's customers may sell securities that they do not currently own (short sales) and will therefore be obligated to purchase such securities at a future date. However, since the Company enters into short sales solely for the benefit of its customers, the Company does not bear any of the credit or market

NOTE 3 - CLEARING AGREEMENT AND OFF-BALANCE-SHEET RISK – (Continued)

risk associated with them, with the exception of risk to the Company should its customers fail to honor their obligations related to the foregoing transactions, as mentioned below.

In order to facilitate the above short sales, as well as other securities transactions, the Company has entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions are performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. As part of the terms of the agreement between the Company and Clearing Broker/dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

According to the terms of the aforementioned agreement, the Company is required to maintain a $25,000 deposit with Clearing Broker/dealer. This amount is included in receivable from broker/dealers on the statement of financial condition. The Company is also prohibited from entering into an agreement with another broker/dealer to perform similar services without prior written approval from the Clearing Broker/dealer.

NOTE 4 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At September 30, 2009, the Company's net capital and required net capital were $50,901 and $5,000 respectively. The ratio of aggregate indebtedness to net capital was 13%.

NOTE 5 - OPERATING AGREEMENT

The Company's operating agreement places certain restrictions on the transfer of ownership interests. Additional information is included therein.

NOTE 6 - CONTINGENCY

The Company, its members and others have been named in a FINRA arbitration alleging lack of suitability and other issues made in connection with a customer's purchase of certain securities. The claimants seek damages in excess of $800,000 plus attorney's fees. The Company intends to vigorously defend itself and will seek a dismissal of this claim. The Company's legal counsel believes the claim is without merit, however, at this early stage is unable to evaluate the likelihood of an unfavorable outcome or estimate the amount of any potential loss.